Vantiv, Inc.
October 3, 2014
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson

Re:	Vantiv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 1-35462
Dear Ms. Thompson:
Vantiv, Inc., a Delaware corporation (“Vantiv,” “we” or the “Company”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 19, 2014, with respect to Vantiv’s Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-35462) that was filed with the Commission on February 14, 2014 (the “Form 10-K”).
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Income, page 66

1.
We note your disclosure on page 75 regarding processing revenues, which you recorded net of interchange fees, and your disclosure on page 76 regarding a number of revenue items included in merchant services revenue that are incurred by you and are reimbursable as the costs as passed through to and paid by your clients, consisting primarily of Visa, MasterCard and other payment network fees. Please tell us in more detail about each of the significant categories of revenue items that are incurred by you and passed through to your clients, and the associated amounts included in both revenue and expenses for your most recently completed fiscal year, and specifically identify the line items these costs are presented within. Further, please tell us in detail how you concluded each of these amounts should be recorded gross within revenue, and contrast these categories with the net reporting conclusion you reached regarding interchange fees. Cite relevant U.S. GAAP in your response.

We respectively advise the Staff that the Company has two significant categories of costs that are incurred by us and passed through to our merchant customers, consisting of interchange fees and

Jennifer Thompson
Securities and Exchange Commission
October 3, 2014

payment network fees. The Company recognizes payment processing revenues net of interchange fees, which are assessed to the Company’s merchant customers on all processed transactions. Interchange fees represent fees paid to the card issuing institutions, primarily banks, for costs incurred by them in providing services that benefit the merchants, primarily related to credit extension, credit losses, fraud protection and fraud losses.
The Company incurs various payment network fees that are contractually reimbursable as the costs are passed through and paid by the Company’s merchant customers. Payment network fees represent fees assessed by Visa, MasterCard, Discover, Debit Networks and other network providers for accessing the payment processing network and processing transactions. Payment network fees are recognized on a gross basis in “Total revenue” and “Network fees and other costs” on our Consolidated Statements of Income.
Revenues are recognized on either a gross or net basis pursuant to guidance provided in ASC Subtopic 605-45, Revenue Recognition - Principal Agent Considerations (“ASC 605-45”). ASC 605-45 states that whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors should be considered in the evaluation. The Company reviewed its accounting for interchange fees and payment network fees pursuant to ASC 605-45 considering the various factors outlined in paragraphs 45-3 through 45-18 of ASC 605-45 as discussed below.
Interchange Fees
Based on the factors discussed below, the Company believes the net recognition of interchange fees is appropriate pursuant to the U.S. GAAP guidance outlined in ASC 605-45. Key factors from ASC 605-45 considered in the analysis of interchange fees include the following:

•	The Company is not the primary obligor for interchange services.

◦
Interchange fees represent fees paid to the card issuing institutions, primarily banks, for costs incurred by them in providing services that benefit the merchants, primarily related to credit extension, credit losses, fraud protection and fraud losses. The Company is not responsible for the fulfillment of these services and effectively acts as a payment intermediary between the merchants and the card issuing institutions in collecting and remitting interchange fees. As such, the Company is not the primary obligor in this service relationship; rather, the card issuing institutions are the primary obligor in providing these services.

•	The Company does not have latitude in establishing price.

◦	The Company does not have latitude in establishing interchange rates. Interchange pricing is established by the card brands (i.e., Visa, MasterCard, Discover).

•	The Company does not have credit risk.

◦
The Company generally does not have credit risk associated with interchange fees due to the nature of the settlement process. Interchange fees are netted by the card issuing institution against amounts paid to the Company on a daily basis in the settlement of merchant transactions. The net amount received by the Company from the card issuing

Jennifer Thompson
Securities and Exchange Commission
October 3, 2014

institutions is then paid to merchants on a daily basis as part of the merchant settlement process. As a result, the Company does not generally have credit risk associated with the collection of interchange fees. In contrast and as further discussed below, payment network fees are generally billed on a periodic basis (i.e., monthly or weekly).

◦
In contrast, the primary obligor (i.e., the card issuing institution that receives the interchange fee) has direct credit risk in the transaction by virtue of their extension of credit on behalf of the consumer.

•
The Company also considered each of the remaining criteria set forth in paragraphs 45-3 through 45-18 of ASC 605-45 and found no indicators that would contradict the net recognition of interchange fees.

The amount of interchange fees collected on behalf of card issuing institutions (and recorded net in revenues) was approximately $5.4 billion in the year ended December 31, 2013.
Payment Network Fees
Payment network fees represent fees assessed by Visa, MasterCard, Discover, Debit Networks and other network providers for accessing the payment processing network and processing transactions. Payment network fees are generally either assessed on a per transaction basis or as a percent of transaction amounts. Based on the factors discussed below, the Company believes that the gross recognition of payment network fees is appropriate pursuant to the U.S. GAAP guidance outlined in ASC 605-45. Key factors from ASC 605-45 considered in the analysis of payment network fees include the following:

•	The Company is the primary obligor in providing transaction processing services.

◦
The Company provides payment processing services associated with processing transactions for its merchant customers, from authorization of the transaction through settlement of the transaction with the merchant. Payment network fees are one of the primary costs incurred by the Company in performing these services. Vantiv has responsibility for the execution of the payment processing services associated with each authorized transaction.

◦	In addition, Vantiv believes the ultimate ability of its merchant customers to change service providers further evidences its role as the primary obligor in providing transaction processing services.

•	The Company has latitude in establishing price.

◦	Pricing to the Company for providing merchant payment processing services, including payment network fees, is negotiated with its merchant customers and is included in contractual agreements.

•	The Company has credit risk.

◦	Vantiv bears credit risk associated with the collection of pass-through payment network fees.

Jennifer Thompson
Securities and Exchange Commission
October 3, 2014

◦
Vantiv has an obligation to pay the payment networks that is independent of Vantiv’s ability to collect any reimbursement that might be receivable under the Company’s contracts with its merchant customers. The networks generally bill the Company periodically throughout the month for payment network fees (i.e., daily, weekly or monthly depending on the type of fee and the card brand). In general, the Company bills its customers on a monthly basis for payment network fees incurred. As a result, networks are typically paid for payment network fees by Vantiv prior to Vantiv’s collection from its merchant customers thus creating credit risk to the Company. This is in contrast to interchange fees, as interchange fees are netted by the card issuing institution against amounts paid to the Company on a daily basis in the settlement of merchant transactions, as further discussed above.

◦
Credit risk assumed by the Company also includes general credit risk resulting from its direct relationship with its merchant customers. As a general creditor to the merchant customers, the Company bears the risk of nonperformance relating to the merchant customers’ obligations to pay amounts owed to us. When the Company experiences credit losses due to non-payment of the payment processing fees, these losses are borne by the Company. There is no opportunity to recoup such losses from the payment networks or any other party to the payment transactions.

•
The Company also considered each of the remaining criteria set forth in paragraphs 45-3 through 45-18 of ASC 605-45 and found no indicators that would contradict the gross reporting of revenue for payment network fees.

Payment network fees included in expense were approximately $780 million in the year ended December 31, 2013.
Notes to Consolidated Financial Statements, page 73
12. Capital Stock, page 90
Dividend Restrictions, page 90

2.
We note that the dividends you receive from your subsidiaries are subject to various restrictions. Please tell us more about these restrictions, how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X, and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 5-04 and 12-04 of Regulation S-X. Include in your response the amount and percentage of your net assets that are restricted as of December 31, 2013.

The Company developed its historical disclosures relating to dividend restrictions and referenced in the above comment in order to be responsive to the requirements of Rules 4-08(e), 5-04 and 12-04 of Regulation S-X. The intent of our disclosures was to inform the reader that (1) essentially all of the Company’s net assets are held at the subsidiary level and subject to restriction and (2) the balance sheet and operations of the Vantiv, Inc. holding company are very simple.

Jennifer Thompson
Securities and Exchange Commission
October 3, 2014

With regard to the second item, Vantiv, Inc. is a holding company that does not conduct any business operations of its own. The significant net assets of the consolidated company, including all debt obligations, are held at Vantiv Holding and its subsidiaries and are not held at the parent company level. The only assets and liabilities held at the Vantiv, Inc. (i.e., parent company) level are the investment in subsidiary (including any unremitted distributions payable by the subsidiary) and income-tax related accounts.
In light of the Staff’s comment, beginning with the Form 10-Q for the period ended September 30, 2014, the Company will provide additional disclosures, in both the Notes to Consolidated Financial Statements and the Liquidity and Capital Resources section of Management’s Discussion and Analysis regarding the nature and extent of the restrictions on the ability of Vantiv Holding and its subsidiaries to transfer funds to Vantiv, Inc. in the form of cash dividends, loans or advances in accordance with Rule 4-08(3)(i). The Company will also add disclosures regarding restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries in accordance with Rule 4-08(3)(ii). The Company will provide the following disclosure in the Form 10-Q for the period ended September 30, 2014.
“The Company does not intend to pay cash dividends on our Class A common stock in the foreseeable future. Vantiv, Inc. is a holding company that does not conduct any business operations of its own. As a result, Vantiv, Inc.’s ability to pay cash dividends on its common stock, if any, is dependent upon cash dividends and distributions and other transfers from Vantiv Holding, which are subject to certain Fifth Third consent rights in the Amended and Restated Vantiv Holding Limited Liability Company Agreement. These consent rights require the approval of Fifth Third for certain significant matters, including the payment of all distributions by Vantiv Holding other than certain permitted distributions, which relate primarily to the payment of tax distributions and tax-related obligations. The amounts available to Vantiv, Inc. to pay cash dividends are also subject to the covenants and distribution restrictions in its subsidiaries’ loan agreements. As a result of the restrictions on distributions from Vantiv Holding and its subsidiaries, essentially all of our consolidated net assets are held at the subsidiary level and are restricted as of December 31, 2013 and September 30, 2014.”
The Company believes the prospective disclosure satisfies the contemplated objective of Rules 5-04 and 12-04 of Regulation S-X regarding the disclosure of condensed parent company financial statement information. As a result of the nature of the assets and liabilities at the Vantiv, Inc. level, the lack of business operations and the absence of typical creditor relationships, we do not believe that including condensed parent company financial statement information through inclusion of Schedule I will provide additional benefits to the readers of the Annual Report on Form 10-K beyond the information provided in the expanded disclosures discussed above. We believe these incremental proposed disclosures would achieve the intended disclosure objectives of Schedule I and, as discussed in Rule 5-04(b), respectfully propose that the inclusion of Schedule I is unnecessary.

Jennifer Thompson
Securities and Exchange Commission
October 3, 2014

20. Quarterly Consolidated Results of Operations (Unaudited), page 101

3.	Please revise future filings to include net income (loss) as required by Item 302(A)(1) of Regulation S-K.
We acknowledge the Staff’s comment and will include net income (loss) in the disclosure of quarterly consolidated results of operations in future filings.
* * * * * * * *
As requested, Vantiv acknowledges that:

•	Vantiv is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Vantiv may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * *
Should the Staff have any questions, please contact the undersigned at (513) 900-5401.
Sincerely,
/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer
cc:     Mark Heimbouch, Chief Financial Officer, Vantiv, Inc.
Nelson F. Greene, Esq., Chief Legal Officer, Vantiv, Inc.
Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP